SSR MINING INC.
NOTICE OF 2018 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
When
Thursday, May 10, 2018, at 2:00 p.m. (Vancouver time)
Where
Terminal City Club
837 West Hastings Street
Metropolitan Ballroom
Vancouver, British Columbia
What
We will cover the following items of business:

1.	Receive the audited financial statements of SSR Mining Inc. for the year ended December 31, 2017 and the auditor’s report thereon;

2.	Set the number of directors at nine;

3.	Elect directors for the ensuing year;

4.	Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.
Vote, on a non-binding advisory basis, on a resolution to accept the Company’s approach to executive compensation, as more particularly described and set forth in the accompanying management information circular (the “Circular”);

6.	Approve an ordinary resolution continuing, ratifying, amending and restating the Company’s shareholder rights plan, as more particularly described and set forth in the Circular;

7.
Vote, on a non-binding advisory basis, on a resolution authorizing the Company, at the sole and absolute discretion of the Board, to adopt a virtual-only format for its 2019 annual meeting of shareholders, as more particularly described and set forth in the Circular; and

8.	Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Board’s Recommendations
The Board unanimously recommends that Shareholders vote FOR each of the foregoing resolutions at the Meeting.
Your Vote is Important
Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, the Circular, the proxy form/voting instruction form (collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2017 (collectively, the “Financial Information”) to Shareholders using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 – Continuous Disclosure Obligations.
On or about April 2, 2018, we will mail to Shareholders of record as of the close of business on March 22, 2018 a notice containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.
Copies of the Meeting Materials and our Financial Information are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.ssrmining.com/agm.cfm. You may request a paper copy of the Meeting Materials and Financial Information by contacting the Corporate Secretary at 604-637-6844 or toll free at 1-888-338-0046.
DATED at Vancouver, British Columbia, this 21st day of March, 2018.

BY ORDER OF THE BOARD
(signed) “Matthew B. Langford”
Matthew B. Langford
Corporate Secretary